                                                                       EXHIBIT 2


                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                      MARCH 31, 2002   SEPTEMBER 30, 2001
                                                       (UNAUDITED)        (AUDITED)
                                                      --------------   ------------------
ASSETS
  Current assets:
  Cash and cash equivalents                            $  9,443,676      $  2,365,344
  Short-term investments                                  3,088,165        11,687,208
  Trade and other receivables                             1,121,494         1,550,238
  Inventories                                             1,896,326         1,886,556
  Prepaid expenses and other                                196,682           205,910
                                                       ------------      ------------
                                                         15,746,343        17,695,256

  Plant and equipment, net                                3,642,364         3,997,126
  Notes receivable                                          200,000           200,000
  Restricted investments (Note 2)                        12,444,281        10,525,073
  Other asset (Note 3)                                    3,600,000         3,600,000
                                                       ------------      ------------
                                                       $ 35,632,988      $ 36,017,455
                                                       ============      ============
LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities             $    499,601      $    407,390
  Notes payable                                              15,084            16,584
  Deferred revenue                                       16,877,013        12,197,301
                                                       ------------      ------------
                                                         17,391,698        12,621,275

  Notes payable, net of current portion                      30,571            37,174
  Reclamation obligations (Note 4)                       12,350,157        12,350,157
  Deferred revenue                                               --         2,868,815
  Deferred credit (Note 3)                                4,220,000         4,220,000
                                                       ------------      ------------
                                                         33,992,426        32,097,421
                                                       ------------      ------------
SHAREHOLDERS' EQUITY
  Share capital (65,600,066 shares
    issued and outstanding)                              37,449,213        37,449,213
  Deficit                                               (35,808,651)      (33,529,179)
                                                       ------------      ------------
                                                          1,640,562         3,920,034
                                                       ------------      ------------
                                                       $ 35,632,988      $ 36,017,455
                                                       ============      ============

ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein                            /s/ Lukas H. Lundin

Ron F. Hochstein, Director                      Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                  THREE MONTHS ENDED MARCH 31          SIX MONTHS ENDED MARCH 31
                                                     2002              2001              2002              2001
                                                 ------------      ------------      ------------      ------------
OPERATIONS
Revenue
  Vanadium sales                                 $         --      $         --      $         --      $     47,533
  Process milling                                     147,256           245,343           262,243           521,600
                                                 ------------      ------------      ------------      ------------
    Total revenue                                     147,256           245,343           262,243           569,133
                                                 ------------      ------------      ------------      ------------
Costs and expenses
  Vanadium cost of sales                                   --                --                --            22,108
  Process milling expenditures                        159,495           224,763           273,725           407,362
  Mill stand-by expenditures                          718,099           689,144         1,377,572         1,337,470
  Selling, general and administrative                 901,276           653,996         1,485,453         1,087,293
  Depreciation                                         20,214            49,192            40,230           137,902
                                                 ------------      ------------      ------------      ------------
                                                    1,799,084         1,617,095         3,176,980         2,992,135
                                                 ------------      ------------      ------------      ------------

Operating loss                                     (1,651,828)       (1,371,752)       (2,914,737)       (2,423,002)

  Net interest and other income                       505,891           335,184           635,265           677,010
                                                 ------------      ------------      ------------      ------------
LOSS FOR THE PERIOD                                (1,145,937)       (1,036,568)       (2,279,472)       (1,745,992)
                                                 ============      ============      ============      ============

Basic/diluted loss per common share              $      (0.02)     $      (0.02)     $      (0.03)     $      (0.03)
                                                 ============      ============      ============      ============

DEFICIT
Deficit, beginning of period                      (34,662,714)      (31,415,727)      (33,529,179)      (30,706,303)
  Loss for the period                              (1,145,937)       (1,036,568)       (2,279,472)       (1,745,992)
                                                 ------------      ------------      ------------      ------------
DEFICIT, END OF PERIOD                           $(35,808,651)     $(32,452,295)     $(35,808,651)     $(32,452,295)
                                                 ============      ============      ============      ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                        THREE MONTHS ENDED MARCH 31          SIX MONTHS ENDED MARCH 31
                                                           2002              2001              2002              2001
                                                       ------------      ------------      ------------      ------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the period                                    $ (1,145,937)     $ (1,036,568)     $ (2,279,472)     $ (1,745,992)
Items not affecting cash
Depreciation and amortization                               205,979           288,835           411,650           571,316
Gain on sale of short-term investments                     (337,284)               --          (337,284)               --
Changes in non-cash working capital items
Decrease in trade and other receivables                     666,601           117,238           428,744            75,762
(Increase) decrease in inventories                          (13,521)           23,588            (9,770)           37,064
(Increase) decrease in other current assets                 (49,255)          (87,445)            9,227            28,048
Increase (decrease) in other accounts payable
and accrued liabilities                                     173,418           228,995            92,212          (167,764)
                                                       ------------      ------------      ------------      ------------
NET CASH (USED IN) OPERATIONS                              (499,999)         (465,357)       (1,684,693)       (1,201,566)
                                                       ------------      ------------      ------------      ------------

INVESTING ACTIVITIES
Purchase of properties, plant and equipment                 (35,185)               --           (56,887)          (13,900)
Proceeds from sale of short-term investments              1,784,068                --         9,688,953                --
Purchase of short-term investments                         (752,626)       (1,383,450)         (752,626)       (1,383,450)
Increase in restricted investments                         (119,036)         (139,680)       (1,919,208)         (284,084)
                                                       ------------      ------------      ------------      ------------
NET CASH PROVIDED BY (USED IN) INVESTMENT
ACTIVITIES                                                  877,221        (1,523,130)        6,960,232        (1,681,434)
                                                       ------------      ------------      ------------      ------------

FINANCING ACTIVITIES
Decrease in notes payable                                    (4,099)           (4,532)           (8,104)           (8,937)
Increase in deferred revenue                                465,018         1,538,460         1,810,897         3,298,113
                                                       ------------      ------------      ------------      ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                   460,919         1,533,928         1,802,793         3,289,176
                                                       ------------      ------------      ------------      ------------

Increase (decrease) in cash and cash
equivalents                                                 838,141          (454,559)        7,078,332           406,176
Cash and cash equivalents, beginning of period            8,605,535        12,511,335         2,365,344        11,650,600
                                                       ------------      ------------      ------------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD               $  9,443,676      $ 12,056,776      $  9,443,676      $ 12,056,776
                                                       ============      ============      ============      ============

SUPPLEMENTARY CASH FLOW INFORMATION
Cash interest paid                                            1,214             3,103             2,516             8,849